Engine Capital LP
1370 Broadway, 5th Floor
New York, NY 10018
(212) 321-0048

January 24, 2018

Members of the Board of Directors
Navigant Consulting, Inc.
150 North Riverside Plaza, Suite 2100
Chicago, IL60606

Dear Board Members:

As you know, Engine Capital LP, together with its affiliates ("Engine"), has become a significant shareholder of Navigant Consulting, Inc. ("Navigant", "NCI" or the "Company") with an ownership of 4.4% of the Company. Navigant represents a significant investment for Engine. We invested in Navigant because we believe the Company is deeply undervalued and there exist opportunities readily within the control of the Board of Directors (the "Board") to substantially increase shareholder value.

For context, Engine is a value-oriented investment firm launched in July 2013. Since its launch, Engine has negotiated board representation at 11 public companies and added 20 highly-qualified new board members to these companies. Engine and its principals have also significant experience with professional service firms including prior board representation at Hill International (NYSE: HIL), one of the Company's peers[1], as well as prior investments in firms like Information Services Group (Nasdaq: III) and FTI Consulting (NYSE: FCN). Our experience also includes actual employment at The Boston Consulting Group and Mercer Management Consulting, as management consultants.

Over the last couple of months, we have appreciated our dialogue in which we have shared with you a number of concerns and suggestions for improving Navigant's operational performance, working capital and balance sheet management, capital allocation, executive compensation and corporate governance. We have also expressed to you our strong view that some level of shareholder representation and refreshment on the Board is required in light of the fact that two Board members have served for close to 20 years and our belief that the Board would benefit from the addition of certain skills sets to optimize the performance of the Company. To that end, on January 4, 2018, we proposed a framework to refresh the Board. Unfortunately, you have been unwilling to discuss or negotiate a settlement framework, stating in an email reply that *"Our Board has concluded that we are best able to continue to pursue those actions and ideas unilaterally. Therefore, our Board respectfully declines to accept your proposed framework".* We are disappointed by your refusal to continue these discussions. We made clear that we were open to alternative frameworks if our proposal was not acceptable in order to avoid a public

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[1] See Navigant 2016 proxy statement

confrontation. We were also disappointed that the Board did not reach out to a single reference that we provided. Perhaps if the Board had taken the time to talk to these references and investigate further, you would have reached a different conclusion and could have avoided a public escalation and proxy contest with a significant shareholder. Instead you have offered in a noncommittal way for the Nominating and Governance Committee to consider any non-Engine director candidates we may propose. Given the Board's dismissive attitude, we have no confidence that the Nominating and Governance Committee will give good faith consideration to any nominees we may submit.

Over the last two months, as part of our due diligence, we have had an opportunity to discuss NCI and its prospects with Ms. Howard, the CFO, Stephen Lieberman, and the Director of Investor Relations, Kyle Bland. We have also discussed the Company with competitors and former employees. These discussions have led us to the conclusion that NCI is a good business with a strong brand, an attractive long-term growth profile, a growing base of recurrent revenue, and significant free cash flow generation. However, despite these attractive features, the Company trades at a very low absolute and relative valuation, with NCI trading at approximately 6.9x 2018E EBITDA[2]. Additionally, NCI's total shareholder return has lagged its peers[3] as well as every relevant index over the last one, three and five-year timeframe.[4]

Total Shareholder Return			
	1 year	3 year	5 year
NCI	-19.2%	11.4%	11.6%
Company-disclosed peers			
Average	22.0%	13.5%	17.1%
Median	23.9%	13.9%	17.5%
Russell 2000 (TR)	18.9%	12.7%	13.6%
Russell 3000 (TR)	24.8%	14.0%	15.5%
S&P 500 (TR)	25.8%	14.5%	15.8%

Given your unwillingness to discuss a framework to refresh the Board, we are publicly outlining for you, as well as all other shareholders, our current views on NCI and the significant opportunities for value creation. Specifically, we believe two avenues exist for the Board to significantly increase shareholder value. One option is for NCI to remain a standalone public company, but with an intense focus on improving its margins, reducing its working capital, reducing its capital expenditures ("capex"), optimizing its balance sheet and capital allocation, aligning executive compensation with the most relevant metrics for shareholder value creation and strengthening its corporate governance and board composition. The other option is to initiate a review of the Company's strategic alternatives and explore what buyers may be willing to pay for NCI in the current robust M&A market.

Engine Capital would be supportive of the option that creates the most risk-adjusted value for NCI shareholders.

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[2] Assumes 2018 EBITDA of $146.5 million and Q4 free cash flow generation of $70 million including working capital normalization
[3] Peers disclosed in Navigant 2016 proxy statement
[4] Annualized total shareholder return as of January 19, 2018

In order to optimize the value of the business as an independent public company, NCI needs to immediately focus on the following areas of its business:

A. Improve margins

In order for Navigant to increase its current trading multiple in the public market, it is critical for the Company to demonstrate a consistent margin profile and improve its operating leverage. This current fiscal year is clearly a significant setback in that regard. At its analyst day in June 2014, management put forward an 18% EBITDA margin target without a clear timeline. We understand from our discussion with Mr. Bland that this is still NCI's long-term target although we do recognize that the growth of the managed services business has a negative impact in the short-term. That said, margins were relatively stable around 15% from 2014 to 2016. This current fiscal year, EBITDA margin will likely end up below 14% based on the Company's guidance.



We understand that there are a number of reasons for this margin degradation in 2017, including an increase in managed services contracts (which are lower margin at the beginning of the contract) and a slight change of business mix between the segments. That said, the main reason for the missed guidance is a mismatch between the demand for consulting services and the number of consultants, as evidenced by the lower utilization rate. Management has started to take steps to address this mismatch through a $13 million cost savings initiative realized during Q2 2017. However, we are concerned these actions may not go far enough to bring margins to historical level unless growth significantly picks up, which is unclear at this point. The following table highlights the issue, which is particularly concerning since it represents the current state of the business after management has completed its announced cost cutting initiative.

As you can see, while revenue before reimbursements has barely moved year over year, the number of employees has grown 13% and the number of consultants has gone up almost 6%. We believe this is the main reason for the margin degradation.

	Q3 2017	Q3 2016	Growth rate
Revenue	237,505.0	237,115.0	0.2%
Period end FTE			
Consulting	1,891	1,791	5.6%
Technology, Data & Process	3,125	2,620	19.3%
Non-billable	929	848	9.6%
Total	5,945	5,259	13.0%

While we recognize that we don't have full transparency into these numbers and there may be valid reasons for the growth in FTE especially on the technology side, we are concerned by the increase in non-billable and consulting FTEs.

We suspect management is currently working on its 2018 budget. This is an ideal time to go back and look for additional cost saving opportunities and try to further realign the FTE numbers with the current revenue level. Management may also find it helpful to hire an outside specialized cost consulting firm for a targeted review of its cost structure and in particular its general and administrative expenses. The Board and management may find it helpful to have an outside perspective. Assuming a more optimized match between revenue and staffing level, we see no reason why NCI can't return to at least a 15% EBITDA margin in 2018.

B. Reduce working capital

Working capital has significantly increased at Navigant during the last few quarters, tying up an increased amount of capital that could be used elsewhere. This is due to an increased level of receivables, which can be seen in the graph below. As you can see, the average days sales outstanding has ballooned to 109 days. Bringing working capital to the same level as it was at the end of Q4 2016[5] would free up around $60 million.

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[5] 2016 and 2017 revenue are similar so there is no reason why working capital should be very different





On the last earnings call, management gave a reason for this elevated level of receivables and explained that the billing process was moved to a new platform. We therefore assume that this is a temporary phenomenon, and we look forward to seeing average days sales outstanding trend back towards the 90 to 95 days range and working capital to be down significantly. We also believe that management should set specific targets and financially incentivize the relevant people at the Company to ensure these targets are met on a consistent basis.

C. Reduce capital expenditures

Capex has been increasing steadily at Navigant over the last few years as shown in the graph below.



We understand that 2017 was unusual because of moves at two large offices (Chicago and San Francisco) and expect capex to be lower in 2018 based on our discussions with management. As you can see in the graph below, capex as a percentage of revenue among your peer group averages 2.1%. Based on a number of discussions with industry participants, we see no reason why NCI should have capex above 2.5% revenue which should amount to around $25 million per year.



D. Optimize the balance sheet and capital allocation

It is not clear to us whether NCI is getting adequate return on its acquisitions. Since 2013, NCI has invested $136 million in acquisitions. At the same time, EBITDA has increased by around $10 million. Even assuming no growth from the core business, this return appears well below the Company's cost of capital suggesting value destruction. At the same time, the Company's balance sheet is not optimized. Considering the cash that will be generated in Q4 2017 as well as the cash that could be extracted from working capital, NCI's net debt is well below 1x EBITDA, which is too low. We believe the Company could be run less conservatively and assume more leverage. We see no reason why the Company couldn't target leverage closer to 3x EBITDA. For modeling purposes and for conservatism sake, we have assumed that NCI would target a leverage ratio of 2x. We understand that the Board has been pursuing a balanced capital allocation strategy whereby it is repurchasing some shares but leaving dry powder for potential acquisitions. Given the mixed M&A returns and the low valuation implied by the current stock price, we would suggest a much more aggressive share repurchase program and would advocate reaching the 2x leverage ratio target through an aggressive share buyback program or potentially even a tender offer.

E. Executive compensation

We are concerned that the current compensation structure fails to align executive compensation with the most relevant metrics for shareholder value creation. We are specifically concerned that one of the metrics used to determine the annual cash bonus is revenue. Management should not be incentivized to pursue revenue targets as this may incentivize management to pursue questionable acquisitions or projects with suboptimal margin profile to meet these targets. Instead of revenue, we believe that EBITDA margin would be a better metric. We also believe that the compensation committee should add free cash flow metrics that would consider working capital and capex investments. The prior sections highlight the importance of these metrics. Also, metrics should be per-share based as opposed to absolute (including for the EBITDA metric) since the goal is to increase intrinsic value per-share. Management should not be incentivized to pursue M&A over share buybacks, which may create significant value yet may not impact the current incentive metrics.

F. Corporate governance and Board composition.

We believe that Navigant should adhere to corporate governance best practices. In that regard, we believe that the Board should separate the position of CEO and Chairman and appoint a new Chairman. We also believe that the Board could be strengthened through the addition of new directors with strong and relevant backgrounds. Given the balance sheet, capital allocation and M&A issues we raise in this letter, Engine thinks it is important to add new Board members with particular financial skillsets and capital allocation experience. Finally, the Board would be strengthened by having stronger shareholder representation. We also note that two[6] of the Board members have tenures of almost 20 years, which is too long.

We are also concerned that no Board member has bought a single share of stock in the public market during the last 5 years. Instead, directors have sold cumulatively more than 165,000 shares. The fact that not a single director was willing to invest in the stock after the recent selloff

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[6] Governor Thompson and Mr. Skinner

when the stock traded below $15 per share (and traded at a bargain multiple of less than 5.5x 2018 EBITDA) is disappointing and gives us concern regarding the culture of stock ownership at the Company.

If management executes on the different initiatives outlined in this letter, Engine believes NCI shares could be worth between $28 and $33 per share at the beginning of 2019. We have calculated NCI's valuation in a status-quo scenario where the Company does not optimize its balance sheet and in a "recapitalization" scenario where the Company targets leverage of 2x net debt and buys back around 12.4 million shares at $22.00 per share. As the table below indicates, the recapitalization ("optimized capital structure" section in the table below) leads to a 14% to 16% stock price increase compared to the status quo. This increase is due to the Company repurchasing shares below their intrinsic value as well as a slight multiple rerating to reflect the higher returns on capital/lower cost of equity once the Company optimizes its balance sheet and capital allocation.

	2019 (low case)	2019 (base case)	2019 (high case)
Revenue	1,035.0	1,035.0	1,035.0
EBITDA Margin	15.0%	15.0%	15.0%
EBITDA	155.3	155.3	155.3
Status Quo			
Forward multiple (2019 numbers)	7.5	8	8.5
EV	1,164.4	1,242.0	1,319.6
Current net debt	170.0	170.0	170.0
Cash generation (Q4 2017, Working Capital & 2018)	150.0	165.0	150.0
Equity value	1,144.4	1,237.0	1,299.6
Shares outstanding	46.0	46.0	46.0
Stock price	**$24.88**	**$26.89**	**$28.25**
Optimized Capital Structure			
Target of 2x net debt EBITDA	292.9		
Capacity (given the WC, 2017 & 2018 FCF)	272.9		
Number of shares repurchased at $22.00 per share	12.4		
Forward multiple (2019 numbers)	8.0	8.5	9.0
EV	1,242.0	1,319.6	1,397.3
Current net debt	170.0	170.0	170.0
Cash generation (Q4 2017, Working Capital & 2018)	150.0	165.0	150.0
Additional debt	272.9	272.9	272.9
Equity value	949.1	1,041.7	1,104.4
Shares outstanding	33.6	33.6	33.6
Stock price	**$28.25**	**$31.01**	**$32.87**
Accretion	**13.6%**	**15.3%**	**16.3%**

Notes:

1) Assumes leverage of 2.0x net debt-to-2018 EBITDA
2) Assumes 12.4 million shares are repurchased at $22 per share
3) Assumes a forward EBITDA multiple of 7.5 to 8.5x in the status quo scenario and a forward EBITDA multiple of 8.0 to 9.0x in the optimized capital structure scenario.

<u>Review of strategic alternatives</u>

As an alternative to the standalone option, we believe the Board could also create significant value through a sale of the Company. Three recent transactions highlight the potential for value creation for shareholders. In November 2016, AlixPartners was sold to its founder and a group of pension funds and private equity firms for a multiple between 10 and 11x EBITDA. In December 2016, Hill International (NYSE: HIL) sold its construction claims group to Bridgepoint Development Capital, a UK-based private equity firm. This transaction was done at north of 12x EBITDA. More recently, in March 2017, TRC Companies was sold to New Mountain Capital for 12.9x EBITDA. Given the quality of NCI's business, its revenue diversification and its free cash flow characteristics, we believe it is highly likely that the Company could transact at a valuation in a range of 9.0 to 11.0x EBITDA, especially in this environment where private equity firms have raised a significant amount of capital that needs to be deployed and interest rates are historically low. In light of the precedent transaction multiples and the recently tax reform (of which Navigant will be a prime beneficiary), we wouldn't be surprised if the high-end of the range was achieved. These multiples are certainly not outlandish when considering that FTI Consulting and Huron Consulting are trading at 2017 EBITDA multiples of 9.3x and 11.6x, respectively. <u>Navigant has traded at a discount to its peers for a long period of time, If the public market isn't valuing NCI correctly, the Board should act to correct this valuation gap through a review of the Company's strategic alternatives.</u>

Taking the Company private would also be a financial opportunity for management and the top producers since the sponsors would like likely give equity to that group for retention purposes. In a private setting, the Company could also invest with a longer timeframe without having to worry about quarterly performance. A strategic party could also be interested in the Company which would lead to significant synergies and probably a higher multiple but we don't assume that in our base case scenario.

As we describe above, there are a number of steps that management and the Board can take to create value on a standalone basis. Yet there are significant execution risks. At the same time, M&A multiples have gone up over the last few years. Based on prior transactions, we believe a sale of NCI would take place between 9.0x and 11.0x EBITDA which would imply a sale price between $28 and $35 per share[7].

2018 EBITDA	146.5	146.5	146.5
LTM Multiple	9.0	10.0	11.0
EV	1,318.1	1,464.5	1,611.0
Current net debt	170.0	170.0	170.0
Cash generation (Q4 2017, Working Capital & 2018)	150.0	150.0	150.0
Equity value	1,298.1	1,444.5	1,591.0
Shares outstanding	46.0	46.0	46.0
Stock price	**$28.22**	**$31.40**	**$34.59**

A sale price in that range would imply a very significant premium to the current trading price. This M&A scenario needs to be compared to the standalone option. If the Company is

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[7] This assumes a sale at the end of 2018

unwilling to follow our recommendations (including a renewed focus on EBITDA margin and balance sheet optimization), we believe that a sale today makes sense since the M&A range is far superior to the status quo price range. If the Company follows our recommendation and works diligently to optimize its operations, the Board would have to compare the M&A range of $28 to $35 per share with the $28 to $33 per share range under the recapitalization scenario. This decision is more complicated and nuanced since the Board would have to take into account execution risk. Given the lack of insider buying, we are concerned the Board lacks confidence in the plan which may tilt the decision towards a sale.

At this point, Engine has certainly not reached the conclusion that the Company should be sold. We have raised it as a value-maximizing alternative given our uncertainty at this stage as to whether senior management and the Board would commit to executing on the standalone initiatives we described above.

In conclusion, we think NCI is significantly undervalued. There are many levers for management and the Board to significantly enhance shareholder value. In order to justify remaining a standalone public company and not taking advantage of this period of strong M&A, NCI must act quickly and make the necessary changes to improve its operations along the lines we highlight above. Alternatively, NCI could evaluate all strategic alternatives to maximize shareholder value and explore what a buyer would pay for the Company.

We note that the nomination deadline for the 2018 Annual Meeting is February 15, 2018. It has become clear to us that some level of shareholder representation on the Board is required to ensure that the best interests of shareholders are paramount, and we currently intend to nominate director candidates at Navigant's 2018 Annual Meeting. We reserve our rights to take whatever actions in the future we believe may be required to protect the best interests of shareholders.

Very truly yours,

Arnaud Ajdler
Managing Partner

